Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-146217) of Volcano Corporation and in the related Prospectus for the registration of common stock, preferred stock, debt securities, warrants and units, the Registration Statement on Form S-8 (No. 333-136655) pertaining to the 2000 Long Term Incentive Plan and the 2005 Equity Compensation Plan of Volcano Corporation, and the Registration Statement on Form S-8 (No. 333-145761) pertaining to the 2005 Equity Compensation Plan and 2007 Employee Stock Purchase Plan of Volcano Corporation of our report dated March 1, 2008, with respect to the financial statements of CardioSpectra, Inc. included in this Current Report on Form 8-K/A of Volcano Corporation filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Sacramento, California
March 1, 2008